FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly Held company with authorized capital
CNPJ/MF: 47.508.411/0001-56
NIRE: 35.300.089.901

Companhia Brasileira de Distribuição (“Company”), in addition to the notices disclosed to the market pursuant to current reports on Form 6-K furnished to the United States Securities and Exchange Commission ("SEC") on December 18, 2015, January 12, 2016 and February 25, 2016, hereby makes public the press release (attached hereto) disclosed on July 22, 2016 by its controlled company Cnova N.V. (“Cnova NV”) regarding the conclusion of the internal investigation conducted at its Brazilian subsidiary, Cnova Comércio Eletrônico S.A. (“Cnova Brasil”).

In light of the results of the internal review, Cnova NV made a series of adjustments in its financial statements for the fiscal years ended December 31, 2015, 2014 and 2013, which amounted to (a) R$ 357 million related to the internal investigation started on December 18, 2015, mainly related to (i) overvaluation of the sales revenues and account receivables; (ii) inconsistencies in the valuation of damaged and/or returned products to the inventories; (iii) inappropriate accounting postings in the balance of accounts payable; (iv) inappropriate accounting reconciliations prepared by the accounting staff of Cnova Brasil; (v) improper treatment in the capitalization of costs in the development of software – intangible asset; (vi) provisions about shipping and; (vii) other adjustments; (b) R$ 18 million for the effects the change of accounting practices, mainly related to the storage costs accounted in the inventories of Cnova NV; and (c) R$ 182 million relating to the reevaluation of the tax assets recoverability deferred in Cnova NV, Cnova Brasil and Cdiscount, of which R$ 45 million directly impact the net equity and R$ 137 million impact the results.

Consequently, the management of the Company proposes that certain adjustments shall be retrospectively made to the Company’s financial statements as of and for the year ended December 31, 2015, in order to reflect the changes made in its controlled company Cnova NV as described above, which would result in a negative impact in the net profit (loss) of the Company in a total amount of R$ 512 million and a negative impact in the consolidated net equity of the Company in a total amount of R$ 304 million.

The Company’s Audit Committee has already issued a favorable opinion on the proposed adjustments to the Company’s financial statements and the Board of Directors will hold a meeting to deliberate the subject. Upon approval by the Board of Directors of these adjustments, the Company will restate and republish its financial statements relating to the fiscal year ended December 31, 2015, including the restatement of the comparative periods of December 31, 2014 and 2013, reflecting such adjustments, and restatement of the quarterly information (ITR) related to the first quarter of 2016. Additionally, a shareholders meeting shall be convened to vote on the matter.

The Company is also working diligently to complete the restatement of its consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 and to file its annual report on Form 20-F for the fiscal year ended December 31, 2015 with the SEC as soon as practicable, upon approval of the restated financial statements by the Company’s Board of Directors.  Accordingly, the Company's consolidated financial statements as of and for the years ended December 31, 2014 and 2013, and the report of the Company’s independent registered accounting firm on those consolidated financial statements, included in its annual report on Form 20-F for the fiscal year ended December 31, 2014, should no longer be relied upon.

The Company’s Audit Committee and management have discussed the matters disclosed herein with its independent registered public accounting firm.

In addition, the consolidated financial statements furnished in the Company’s current report on Form 6-K dated February 26, 2016 and the consolidated interim financial statements furnished in the Company’s current report on Form 6-K dated May 11, 2016 should also no longer be relied upon.

More detailed information about the adjustments described herein will be included in the financial statements to be restated.

The Company will maintain its shareholders and the market in general duly informed about the issues addressed herein.

São Paulo, July 26, 2016

CHRISTOPHE JOSÉ HIDALGO
Investors Relations Officer

Cnova N.V.

Publication of 2015 U.S. Annual Report on Form 20-F

&

Conclusion of Internal Review at Cnova Brazil

AMSTERDAM, July 22, 2016, 07:45 CEST—Cnova N.V. (NASDAQ and Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) published its U.S. annual report on Form 20-F for the financial year ended December 31, 2015, (“2015 20-F”) as filed with the United States Securities and Exchange Commission (“SEC”) on July 21, 2016, and registered on July 22, 2016. The Form 20-F will be available at www.cnova.com and downloadable directly from the SEC’s website (www.sec.gov) later today. The Company will deliver free of charge a hard copy of the 2015 20-F, including its complete audited financial statements, to shareholders so requesting through its investor relations department (investor@cnova.com).

***

Cnova also announced today the conclusion of the internal review at its Brazilian subsidiary, Cnova Brazil. In December 2015, the Company’s board of directors engaged external counsel to assist with an internal review of suspected employee misconduct related to inventory management. The internal review was later expanded to include certain accounting issues. The commencement of the internal review was disclosed on December 18, 2015. These matters were also reported in December 2015 to the staff of the SEC’s Division of Enforcement as well as the French Autorité des Marchés Financiers (AMF) and the Dutch Authority for the Financial Markets (AFM). The Company's cooperation with these agencies is ongoing.

During the internal review, Cnova determined that its previously issued consolidated financial statements as of and for the years ended December 31, 2013 and 2014 (“the 2013 and 2014 financial statements”) contained certain errors and, therefore, could no longer be considered reliable. Consequently, the Company decided to restate the 2013 and 2014 financial statements and these, along with selected financial data (as applicable) and certain financial data in management’s discussion and analysis, are included in the 2015 20-F.

More information related to the circumstances and findings of the internal review can be found in the Explanatory Note on page iv as well as in Note 3 to the audited consolidated financial statements of the 2015 20-F.

Internal review impact on restated financial statements

•       During the initial stages of the internal review, certain errors in net sales, accounts receivable, accounts payable, inventory and other accounts were identified. As a result, on February 24, 2016, the Company provided a preliminary estimate of the impact of these items on its consolidated operating profit/(loss) from ordinary activities (consolidated operating EBIT) in the amount of R$ (177) million. As an interim measure, this entire amount was recorded as a reduction of 4th quarter 2015 consolidated operating EBIT pending conclusion of the internal review, which would determine the final amount as well as over which accounting periods this amount should be apportioned. The final amount has been evaluated at R$ (153.4) million.

•       On April 26, 2016, the Company provided an update of the progress of the internal review.  At that time, it was estimated that due to newly discovered reporting errors related to returned items-in-transit and deferred shipping costs, a further R$ (42) million would need to be charged against consolidated operating EBIT. The final amount has been evaluated at R$ (41.6) million.

•       Also on April 26, 2016, the Company indicated that it had identified other issues related to intangible assets and deferred operating expenses but that it was unable to evaluate the impact at that time. The final amounts have been evaluated at R$ (71.0) million and, on a cumulative basis, R$ 0 million, respectively, for a total amount of R$ (71.0) million at December 31, 2015.

As a result of the above, the combined impact on consolidated operating EBIT at the conclusion of the internal review has been evaluated at R$ (265.9) million, and this amount has been apportioned to prior accounting periods as follows:

R$ in millions	2012 & before	2013	2014	2015	Total
Consolidated Operating EBIT	(92.3)	(24.2)	(111.1)	(38.3)	(265.9)

***

Other impacts on restated financial statements

In addition, during and after the conclusion of the internal review, Cnova management performed a thorough review of Cnova Brazil’s accounts and recorded several adjustments, some with impacts on prior years. They relate primarily to i) suppliers rebates affecting the inventory valuation, ii) fixed asset count, iii) provision for losses on accounts receivable,  and iv) marketplace liabilities. The following table identifies the various impacts on the restated consolidated income statement for each period:

R$ in millions	2012 & before	2013	2014	2015	Total
Net sales	9.0	23.2	(60.9)	28.7	-
Cost of sales	(0.2)	(2.2)	(8.4)	(28.3)	(39.1)
Fulfillment	-	(2.1)	(10.3)	(20.1)	(32.5)
G&A	-	-	2.1	-	2.1
Other operating costs	-	-	3.1	(20.6)	(17.5)
Financial expense	-	-	1.7	(3.4)	(1.7)
Income tax	-	-	(3.1)	-	(3.1)
Total	8.8	18.9	(75.8)	(43.7)	(91.8)

As a result of the above adjustments, the Company decided to impair R$ 42.6 million of deferred tax assets at the end of December 2015, reducing the deferred tax assets of Cnova Brazil to R$3.6 million at December 31, 2015.

***

The cumulated impact on the balance sheet at December 31, 2015, of the above is a reduction of equity in the amount of R$ 400.3 million.

More complete details and explanations of these accounting adjustments are provided in Note 3 to Cnova’s audited consolidated financial statements and the “Risk Factors” contained in the 2015 20-F.

About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 14 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil and the Ivory Coast; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of close to 37 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.'s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: Cnova’s ability to regain compliance with the NASDAQ Listing Rules for continued listing; the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; ongoing regulatory inquiries regarding inventory and accounting matters in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015,  filed with the U.S. Securities and Exchange Commission on July 21, 2016, and registered on July 22, 2016, and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

Cnova Investor Relations Contact:	Media contact:
Head of Investor Relations	Head of Communications
investor@cnova.com	directiondelacommunication@cnovagroup.com
Tel: +31 20 795 06 71	Tel: +31 20 795 06 76

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 26, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.